UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

SEC FILE NUMBER 333-135980
FORM 12b-25	CUSIP NUMBER N/A
NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [X] Form 10-Q	[ ] Form 20-F [ ] Form 10-D	[ ] Form 11-K [ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: January 31, 2010
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION NILAM RESOURCES INC.
Full Name of Registrant N/A
Former Name if Applicable 1480 BENEVIDES STREET, SIXTH FLOOR "B"
Address of Principal Executive Office (Street and Number) MIRAFLORES, LIMA 18, PERU
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and then registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
  (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or  portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report  of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The information necessary to complete the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 could not be obtained on a timely basis without unreasonable effort or expense to the Registrant in its ordinary course of business.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Len De Melt	604	639-6250
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required Under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [X] Yes  [   ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nilam Resources Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2010	By /s/ Len De Melt CEO